SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------
                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                    Under The Securities Exchange Act of 1934

                           For the month of April 2006
                         Commission File Number: 1-13064

                           NOVA Chemicals Corporation
           1000 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
           -----------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F  |_|                       Form 40-F  |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Yes  |_|                             No  |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Yes  |_|                             No  |X|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes  |_|                             No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):   82-  N/A   .

A copy of the Registrant's:

     (a) Interim financial statements for the first quarter, three months ended March 31, 2006.

is furnished herewith and is incorporated by reference into the following Registration Statements:

          Registration Statement on Form S-8 #33-47673
          Registration Statement on Form S-8 #333-520
          Registration Statement on Form S-8 #333-9076
          Registration Statement on Form S-8 #333-9078
          Registration Statement on Form S-8 #33-86218
          Registration Statement on Form S-8 #33-77308
          Registration Statement on Form S-8 #333-11280
          Registration Statement on Form S-8 #333-12910
          Registration Statement on Form S-8 #333-101793
          Registration Statement on Form S-8 #333-109424

A copy of the Registrant's:

     (b)  section 302 certification of principal executive officer;
     (c)  section 302 certification of principal financial officer;
     (d) certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and
     (e) certification of principal financial officer pursuant to 18 U.S.C. ss. 1350 are furnished herewith.

Controls and Procedures

     (a) Evaluation of disclosure controls and procedures. Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of March 31, 2006, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

     (b) Changes in internal controls. There were no changes in our internal control over financial reporting that occurred during our fiscal quarter ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                            NOVA Chemicals Corporation


                            /s/ Jack S. Mustoe
                            ----------------------------------------------------
                            Jack S. Mustoe
                            Senior Vice-President Legal, General Counsel
                            and Corporate Secretary



April 26, 2006

                                    EXHIBITS

Attached hereto is:

     (a) the interim financial statements of NOVA Chemicals Corporation for the first quarter, three months ended March 31, 2006;

     (b)  section 302 certification of principal executive officer;

     (c)  section 302 certification of principal financial officer;

     (d) certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and

     (e) certification of principal financial officer pursuant to 18 U.S.C. ss. 1350.

                                                                     Exhibit (a)

NOVA Chemicals 2006 Q1 Results: Fundamentals Strengthen, Improvements Expected

    PITTSBURGH, Pa.--(BUSINESS WIRE)--April 26, 2006--All financial information is in U.S. dollars unless otherwise indicated.
    NOVA Chemicals Corporation (NOVA Chemicals) (NYSE:NCX)(TSX:NCX) reported a net loss of $5 million ($0.06 per share) for the first quarter of 2006. The Olefins/Polyolefins and Styrenics Businesses generated net income of $25 million ($0.31 per share) during the quarter.
    This first quarter net loss compares to a net loss of $68 million ($0.82 per share) for the fourth quarter of 2005, and net income of $94 million ($1.06 per share diluted) for the first quarter of 2005.
    The following three items negatively impacted earnings by $51 million ($0.62 per share) in the first quarter:

    Unusual items

    1. Corunna, ON flexi-cracker start-up delay ... $25 million
($0.30 per share)
    2. Chesapeake, VA site closure cost accrual ... $10 million ($0.12 per share)

    Non-cash charge

    3. Unrealized loss on feedstock derivatives ... $16 million ($0.20 per share) (see detailed description on page 11)

    "We believe we put a long series of negative developments behind us during the first quarter. We now have all of our facilities operating well and a significant ethylene feedstock cost advantage in place," said Jeff Lipton, NOVA Chemicals' President and CEO. "Solid demand growth, based on our customers' need to rebuild inventories and healthy global economies, should drive both short-term improvement and an extended period of strong earnings."

    First Quarter Snapshot

    Olefins/Polyolefins:

    -- Net income of $70 million compared to $40 million in the previous quarter

    -- Natural gas cash prices in Alberta, Canada fell to a low of $5.37 per mmBTU in March, and averaged $6.54 per mmBTU in the quarter

    -- U.S. Gulf Coast ethane prices moved up to 125% of NYMEX natural gas cash prices by the end of March from a low of 82% on Jan. 22, 2006

    Styrenics:

    -- Net loss of $45 million versus a net loss of $67 million in the previous quarter

    -- Benzene feedstock costs were $18 million lower versus the previous quarter

    NOVA Chemicals will host a conference call today, Wednesday, April 26, 2006, for investors and analysts at 10 a.m. EST (8 a.m. MDT; 7 a.m. PDT). Media are welcome to join this call in "listen only" mode. The dial-in number for this call is (416) 406-6419. The replay number is (416) 695-5800 (Reservation No. 3177825). The live call is also available on the Internet at www.investorcalendar.com (ticker symbol
NCX)



NOVA Chemicals Highlights
(unaudited; millions of U.S. dollars except per share amounts and as noted)

                                                 Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                 2006    2005    2005
                                               ------- ------- -------
Net income (loss)
  Olefins/Polyolefins                             $70     $40    $113
  Styrenics                                       (45)    (67)    (20)
  Corporate and other(1)                          (30)    (41)      1
                                               ------- ------- -------
Net income (loss)                                 $(5)   $(68)    $94
                                               ------- ------- -------
                                               ------- ------- -------

Earnings (loss) per common share
  - basic                                      $(0.06) $(0.82)  $1.12
  - diluted                                    $(0.06) $(0.82)  $1.06


Weighted-average common shares
outstanding (millions)(2) (3)
  - basic                                          82      82      83
  - diluted                                        82      82      90


Revenue                                        $1,553  $1,433  $1,488
EBITDA(4)                                        $121     $78    $242

Depreciation and amortization                     $72     $74     $72
Funds from operations                             $41     $39    $155
Capital expenditures                              $41    $129     $73
Average capital employed(5)                    $3,579  $3,317  $3,393
After-tax return (loss) on capital employed(6)    2.9%  (5.3)%   13.3%
Return (loss) on average common equity(7)       (1.6)% (21.5)%   26.4%

(1) See table on page 12 for a description of all Corporate and Other
    Items.
(2) Weighted-average number of common shares outstanding during the period used to calculate the earnings (loss) per share (see Note 7, page 19).
(3) For periods where there are losses, diluted shares are the same as basic shares because outstanding securities such as stock options that could potentially dilute earnings per share would be anti-dilutive and are therefore excluded from outstanding diluted shares.
(4) Net income (loss) before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Consolidated Statement of Net Income (Loss) and Reinvested Earnings on page 15 and Supplemental Measures on page
    12).
(5) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using quarter-end exchange rates (see Supplemental Measures on page 12).
(6) After-tax return (loss) on capital employed equals NOVA Chemicals' net income (loss) plus after-tax interest expense (annualized) divided by average capital employed (see Supplemental Measures on page 12).
(7) Return (loss) on average common equity equals annualized net income (loss) divided by average common equity.


OLEFINS/POLYOLEFINS BUSINESS
Financial Highlights
(unaudited; millions of U.S. dollars except as
 noted)                                          Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                2006    2005    2005
                                               ------- ------- -------
Revenue(1)                                     $1,008    $899    $958
Operating income                                 $129     $82    $187
Depreciation and amortization                      43      42      41
                                               ------- ------- -------
EBITDA(2)                                        $172    $124    $228
Net income                                        $70     $40    $113
Capital expenditures                              $19     $81     $46
Average capital employed(3)                    $2,314  $2,071  $2,047
After-tax return on capital employed(4)          15.1%   10.2%   24.1%

(1) Before intersegment eliminations.
(2) Net income before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Supplemental Measures on page 12).
(3) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates.
(4) After-tax return on capital employed equals net income plus after-tax interest expense (annualized) divided by average capital employed.


Operating Highlights

Average Benchmark Prices(1)
(U.S. dollars per pound, unless otherwise
 noted)                                          Three Month Average
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                 2006    2005    2005
                                               ------- ------- -------
Benchmark Principal Products:
Ethylene(2)                                     $0.50   $0.56   $0.42
Polyethylene - LLDPE butene liner(3)            $0.69   $0.76   $0.58
Polyethylene - weighted-average benchmark(4)    $0.70   $0.78   $0.62
Benchmark Raw Materials:
NYMEX natural gas (dollars per mmBTU)(5)        $9.07  $12.85   $6.32
WTI crude oil (dollars per barrel) (6)         $63.48  $60.02  $49.84

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast
    (USGC) Net Transaction Price.
(3) Linear Low-Density Polyethylene (LLDPE) butene liner. Source:
    Townsend Polymer Services Information (TPSI).
(4) Benchmark prices weighted according to NOVA Chemicals' sales volume mix in North America. Source for benchmark prices: TPSI.
(5) Source: New York Mercantile Exchange (NYMEX) Henry Hub 3-Day Average Close, values in millions of British Thermal Units (mmBTU).
(6) Source: NYMEX WTI daily spot-settled price average for calendar month.


Polyethylene Sales Volumes
(millions of pounds)                             Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                 2006    2005    2005
                                               ------- ------- -------

Standard Products                                 615     537     659
Performance Products(1)                           122     110      96
                                               ------- ------- -------
Total                                             737     647     755
                                               ------- ------- -------
                                               ------- ------- -------

(1) Performance Products include SCLAIR(R) and SURPASS(R) resins produced at the Joffre site using Advanced SCLAIRTECH(TM) technology. SCLAIR and SURPASS are registered trademarks of NOVA Chemicals in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use. Advanced SCLAIRTECH is a trademark of NOVA Chemicals.


    Review of Operations

    Olefins/Polyolefins

    The Olefins/Polyolefins business reported net income of $70 million in the first quarter of 2006 compared to net income of $40 million in the fourth quarter of 2005. Improved results were largely due to the return to operation of the Corunna, Ontario flexi-cracker. The flexi-cracker outage in the first quarter of 2006 negatively impacted earnings by $25 million after-tax, after a negative impact of $65 million after-tax in the fourth quarter of 2005.
    Lower first quarter average natural gas feedstock costs at the Joffre, Alberta complex were offset by lower ethylene and polyethylene prices. Higher crude oil costs at Corunna, combined with a reduction in the relative value of co-products, offset increased sales volumes. In addition, sales from polyethylene made from Corunna ethylene did not return to normal levels until mid-March.

    Ethylene and Feedstocks

    As reported by CMAI, USGC ethylene prices averaged 50 cents per pound in the first quarter of 2006 compared to 56 cents per pound in the fourth quarter of 2005.
    The average price of NYMEX contract natural gas was down 29% to $9.07 per mmBTU. NOVA Chemicals purchases natural gas based on daily AECO cash prices, which were down 33% to $6.54 per mmBTU in the first quarter. USGC ethane prices averaged 110% of NYMEX natural gas cash prices, up from an average of 95% in the previous quarter.
    The Alberta Advantage averaged 5 cents per pound of ethylene in the first quarter of 2006, up 2 cents per pound from the fourth quarter of 2005. However, by March, the Joffre site had an 8 cents per pound ethylene cash cost advantage compared to typical USGC crackers. The Alberta Advantage increased during the quarter mainly because NOVA Chemicals' ethane cost fell more dramatically than that of USGC peers. NOVA Chemicals' ethane price dropped 29% in the first quarter, while the USGC ethane price dropped 25%. In April, the relative cost of USGC ethane versus natural gas increased further, widening NOVA Chemicals' Alberta Advantage to approximately 10 cents per pound.
    The average price of WTI crude oil was up 6% to $63.48 per barrel in the first quarter. On Mar. 31, 2006, the closing market price for the NYMEX crude oil contract was $66.63 per barrel.

    Polyethylene

    NOVA Chemicals' total polyethylene sales volume for the first quarter was 737 million pounds, up 90 million pounds from the previous quarter. Sales volumes were higher largely due to the reduced impact of the Corunna outage. Joffre polyethylene sales were also stronger in the first quarter versus the fourth quarter. Sales from Eastern Canadian plants that use ethylene from Corunna were limited by the delayed cracker start-up and were about 40% below normal levels.
    International volumes increased 47% quarter-over-quarter to 102 million pounds, or 14% of total polyethylene sales, which is in the normal range for the business.
    NOVA Chemicals finished the first quarter with 18 days of polyethylene inventory, down from 22 days at the end of the fourth quarter. During the same period, the American Plastics Council (APC) reported North American producer inventories were up 10% to historically typical levels of 44 days of sales.
    First quarter weighted-average benchmark polyethylene prices were down approximately 8 cents per pound from the fourth quarter of 2005. In North America, industry polyethylene prices fell approximately 4 cents per pound per month each month from December through March. To-date, polyethylene prices have fallen an additional 2 cents per pound in April. NOVA Chemicals believes customers delayed purchases and reduced inventory levels through the quarter.
    On Mar. 31, 2006, NOVA Chemicals announced that it would replace the previously announced 5 cents per pound price increase in North America with a 6 cents per pound price increase, effective May 1.

    Performance Products

    First quarter sales of polyethylene Performance Products manufactured using Advanced Sclairtech technology, were 122 million pounds, or 57% of the plant's 215 million pound quarterly capacity, up from 52% in the previous quarter.
    The first all-polyethylene rotomolded refuse dumpsters were commercialized in North America on the foundation of unique SURPASS resin performance characteristics.

    Corunna, Ontario Flexi-cracker Turnaround

    On Jan. 31, 2006, NOVA Chemicals announced that the Corunna flexi-cracker returned to normal operations following a modernization and maintenance outage that was extended primarily due to equipment problems. The outage negatively impacted fourth quarter 2005 results by approximately $70 million after-tax ($65 million in Olefins/Polyolefins and $5 million in Styrenics) and first quarter 2006 results by approximately $25 million after-tax in Olefins/Polyolefins. The Corunna flexi-cracker has run steadily since early February and at higher rates than before the outage.

    First Quarter 2006 Versus First Quarter 2005

    Net income of $70 million in the first quarter of 2006 was down from net income of $113 million in the first quarter of 2005. In addition to the negative impact of the Corunna flexi-cracker outage, polyethylene margins and co-product volumes were lower in the first quarter of 2006.

    NOVA Chemicals' ability to implement announced price increases depends on many factors that may be beyond our control, including market conditions, the supply/demand balance for each particular product and feedstock costs. Successful price increases, when realized, are typically phased in over several months, vary by product or market, and can be reduced in magnitude during the anticipated implementation period. See Forward-Looking Information on page 8.




STYRENICS BUSINESS

Financial Highlights
(unaudited; millions of U.S. dollars except as noted)

                                                 Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                2006    2005    2005
                                               ------- ------- -------
Revenue(1)                                       $604    $587    $607
Operating loss                                   $(51)   $(81)   $(19)
Depreciation and amortization                      29      32      31
                                               ------- ------- -------
EBITDA(2)                                        $(22)   $(49)    $12

    NOVA Chemicals' Styrenics                    $(14)   $(27)    $15
    European Styrenic Polymers(3)                  (8)    (22)     (3)
                                               ------- ------- -------
Total EBITDA                                     $(22)   $(49)    $12

Net loss                                         $(45)   $(67)   $(20)
Capital expenditures                              $22     $48     $27
Average capital employed(4)                    $1,350  $1,323  $1,441
After-tax loss on capital employed(5)           (9.2)% (16.3)%  (3.2)%

(1) Before intersegment eliminations.
(2) Net income (loss) before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Supplemental Measures on page 12).
(3) As of Oct. 1, 2005, European Styrenic Polymers became part of NOVA Chemicals' European joint venture, NOVA Innovene.
(4) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates.
(5) After-tax loss on capital employed equals net loss plus after-tax interest expense (annualized) divided by average capital employed.


Operating Highlights
Average Benchmark Prices(1)
(U.S. dollars per pound, unless otherwise
 noted)                                          Three Month Average
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                2006    2005    2005
                                               ------- ------- -------
Benchmark Principal Products:
Styrene monomer(2)                              $0.61   $0.64   $0.64
Polystyrene weighted-average benchmark(3)
  North America                                 $0.88   $0.92   $0.89
  Europe                                        $0.64   $0.63   $0.71
Benchmark Raw Materials:
Benzene (dollars per gallon)(4)                 $2.68   $2.54   $3.17

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: CMAI Contract Market.
(3) Benchmark prices weighted according to NOVA Chemicals' polystyrene sales volume mix. Includes solid and expandable polystyrene, but excludes styrenic Performance Products. Source for benchmark prices: CMAI.
(4) A 10 cents per gallon change in the cost of benzene generally results in about a 1 cent per pound change in the variable cost of producing styrene monomer. Source of benzene benchmark prices:
    CMAI.


Styrenics Sales Volumes
(millions of pounds)                             Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                2006    2005    2005
                                               ------- ------- -------
Styrene monomer(1)                                446     466     427
Solid and expandable polystyrene
  North America                                   254     227     293
   Europe                                         248     218     265
Performance Products(2)                            31      33      29
                                               ------- ------- -------
Total                                             979     944   1,014
                                               ------- ------- -------
                                               ------- ------- -------

(1) Third-party sales only. Excludes sales to the NOVA Innovene joint venture.
(2) Performance Products include ARCEL(R), DYLARK(R) and ZYLAR(R); including NAS(R), resins. EPS Silver resins are excluded. ARCEL, DYLARK and NAS are registered trademarks of NOVA Chemicals Inc. ZYLAR is a registered trademark of NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltee.; authorized use/utilization autorisee. EPS Silver is a registered trademark of NOVA Chemicals (International) SA in the European Community and a trademark of NOVA Chemicals Inc. in North America.


    Review of Operations

    Styrenics

    The Styrenics business reported a net loss of $45 million in the first quarter of 2006 compared to a net loss of $67 million in the fourth quarter of 2005. Margin and sales volume increases in North America and Europe, in addition to lower fixed costs, were the primary reasons for quarter over quarter improvement.

    Styrene Monomer

    Styrene monomer margins were up slightly in the first quarter even though average benchmark styrene monomer prices decreased by 3 cents per pound.
    The first quarter 2006 average price of benzene increased to $2.68 per gallon from $2.54 per gallon in the fourth quarter, but stabilized within the historical range of 150-225% of crude oil pricing. Ethylene prices decreased by 6 cents per pound from the fourth quarter 2005. Overall, the average industry cost to produce styrene decreased by approximately 3 cents per pound. NOVA Chemicals realized more than a 3 cents per pound reduction in the quarter due to FIFO based accounting.
    In the first quarter, third-party styrene monomer sales volume was down 4% compared to the fourth quarter of 2005.
    On Apr. 25, NOVA Chemicals announced a 5 cents per pound price increase, effective May 1, 2006.

    North American Solid Polystyrene (SPS)

    North American SPS sales volume increased 12% quarter-over-quarter due to the addition of new customers. North American benchmark SPS prices decreased by approximately 4 cents per pound from the fourth quarter.
    On Apr. 21, NOVA Chemicals announced a 5 cents per pound price increase, effective May 1, 2006.

    North American Expandable Polystyrene (EPS)

    North American EPS sales volume was up 16% quarter over quarter as the market improved after a seasonally weak fourth quarter. North American benchmark EPS prices decreased by approximately 5 cents per pound from the fourth quarter of 2005.
    On Mar. 20, 2006, NOVA Chemicals announced the commercial availability of ULTRA LOW(R) pentane EPS. This premium resin targets construction applications and will enable business growth for EPS molders who have been constrained by emissions standards.

    European Styrenic Polymers

    Solid PS

    European SPS sales volume was up 21% from the fourth quarter.
Demand strengthened over a seasonally weak fourth quarter.
    The weighted-average European SPS benchmark price increased by approximately 1 cent per pound from the fourth quarter.

    Expandable PS

    European EPS sales volume was up 5% from the fourth quarter.

    The weighted-average European EPS benchmark price increased by approximately 2 cents per pound from the fourth quarter of 2005.

    Performance Products

    Styrenics Performance Products sales volumes for the quarter were down 6% to 31 million pounds. During the first quarter, NOVA Chemicals undertook a planned 60-day outage to expand ARCEL polymer manufacturing capacity.
    Performance Products continued to successfully penetrate target markets. In the first quarter, the leading high-end plasma television manufacturer specified ARCEL for shipments of most of its larger models.

    Closure of Chesapeake, Virginia Site

    In January 2006, NOVA Chemicals announced plans to close its Chesapeake, VA site by the end of the second quarter of 2006. The site includes SPS production capacity of 300 million pounds per year and compounding capability of 170 million pounds per year. The closure is expected to reduce costs by approximately $15 million per year and will also have the benefit of reducing working capital requirements. NOVA Chemicals took a non-cash, after-tax charge of approximately $46 million in the fourth quarter of 2005 due to the Chesapeake closure. Additional severance and closure costs of $10 million after-tax were accrued during the first quarter of 2006.

    First Quarter 2006 Versus First Quarter 2005

    The Styrenics business had a net loss of $45 million in the first quarter of 2006, compared to a net loss of $20 million in the first quarter of 2005. Prices fell across all business lines as the percentage ratio of benzene to crude oil returned to the normal range of 150-225%. In addition to lower prices quarter-over-quarter, polymer volumes were lower in the first quarter of 2006 compared with the first quarter of 2005 as the typical seasonal inflection was not as pronounced as it was in the prior year.

    NOVA Chemicals' ability to implement announced price increases depends on many factors that may be beyond our control, including market conditions, the supply/demand balance for each particular product and feedstock costs. Successful price increases, when realized, are typically phased in over several months, vary by product or market, and can be reduced in magnitude during the anticipated implementation period. See Forward-Looking Information below.

    Forward-Looking Information

    This news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals' assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Forward-looking statements for the time periods beyond 2006 involve longer-term assumptions and estimates than forward-looking statements for 2006 and are consequently subject to greater uncertainty. NOVA Chemicals cautions readers of this news release not to place undue reliance on its forward-looking statements as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
    The words "believe," "expect," "plan," "intend," "estimate," or "anticipate" and similar expressions, as well as future or conditional verbs such as "will," "should," "would," and "could" often identify forward-looking statements. Specific forward-looking statements contained in this news release include, among others, statements regarding: NOVA Chemicals' expected financial performance in future periods, including cost savings in the Styrenics business; NOVA Chemicals' expectations of short term improvement and an extended period of strong earnings; implementation of announced price increases; and customers' practices regarding inventories. With respect to forward-looking statements contained in this news release, NOVA Chemicals has made assumptions regarding, among other things: future oil, natural gas and benzene prices; its ability to obtain raw materials; its ability to market products successfully to its anticipated customers; the impact of increasing competition; and its ability to obtain financing on acceptable terms. Some of the risks that could affect NOVA Chemicals' future results and could cause results to differ materially from those expressed in the forward-looking statements include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; NOVA Chemicals ability to implement its business strategies; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of NOVA Chemicals' Performance Products; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals' business, including environmental, competition and employment laws; costs to comply with the Kyoto Protocol; loss of the services of any of NOVA Chemicals' executive officers; uncertainties associated with the North American, South American, European, and Asian economies; terrorist attacks; severe weather events; and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals and its subsidiaries or affiliated companies.
    Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame. In addition, benchmark price indices sometimes lag price increase announcements due to the timing of publication.
    NOVA Chemicals' forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.


Liquidity and Capital Resources
Capitalization
(unaudited, millions of U.S. dollars except   Mar. 31 Dec. 31 Mar. 31
 as noted)                                     2006    2005     2005
                                              ------- ------- --------

Current debt (1)                                $302    $302     $100
Long-term debt (2)                             1,740   1,737    1,612
Less: cash and cash equivalents                  (94)   (166)    (227)
       restricted cash                           (65)    (65)     (65)
                                              ------- ------- --------

Total debt, net of cash, cash equivalents and
 restricted cash                               1,883   1,808    1,420

Total common shareholders'
    equity(3)(4)(5)(6)(7)                      1,218   1,219    1,431
                                              ------- ------- --------

Total capitalization (8)                      $3,101  $3,027   $2,851
                                              ------- ------- --------
                                              ------- ------- --------

(1) The $300 million of 7% medium-term notes are due in May 2006. Current debt also includes bank loans and the current debt related to the Joffre cogeneration facility joint venture.
(2) Maturity dates for NOVA Chemicals' current and long-term debt range from May 2006 to August 2028.
(3) Common shares outstanding on Apr. 21, 2006 were 82,540,944 (Mar. 31, 2006 - 82,540,944; Dec. 31, 2005 - 82,364,899; Mar. 31, 2005 -
    82,295,802).
(4) A total of 5,750,962 stock options were outstanding to officers and employees on Apr. 21, 2006, and 5,751,162 were outstanding on Mar. 31, 2006 to purchase common shares of NOVA Chemicals. A total of 1,947,518 common shares were reserved but unallocated at Mar. 31, 2006. A total of 13 million common shares were initially reserved for issuance under the Option Plan.
(5) A total of 47,800 shares were reserved for the Directors' Share Compensation Plan.
(6) In April 2005, NOVA Chemicals' shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires in May 2009.
(7) For the three months ended Mar. 31, 2006, a total of 176,045 shares were issued upon the exercise of stock options.
(8) Total capitalization includes shareholders' equity and total debt net of cash and cash equivalents and restricted cash.


Senior Debt Ratings (1)
                                           Senior Unsecured Debt
                                      --------------------------------
  DBRS                                      BBB (low) (negative)
  Fitch Ratings                                 BB+ (stable)
  Moody's                                      Ba2 (negative)
  Standard & Poor's                            BB+ (negative)

(1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.


Coverage Ratios
                                                 Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                2006    2005    2005
                                               ------- ------- -------
Net debt to total capitalization (1)             60.7%   59.7%   49.8%
Interest coverage on long-term debt(2)            0.0x    0.0x    5.3x
Net tangible asset coverage on long-term          1.6x    1.6x    1.8x
 debt(3)

(1) Net debt to total capitalization is equal to total debt, net of cash, cash equivalents and restricted cash, divided by total common shareholders' equity plus net debt (see Capitalization table above and Supplemental Measures on page 12).
(2) Interest coverage on long-term debt is equal to net income before interest expense on long-term debt and income taxes, for the last four quarters, divided by annual interest requirements on long-term debt.
(3) Net tangible asset coverage on long-term debt is equal to total assets (excluding deferred-tax assets) less liabilities (excluding long-term debt) divided by long-term debt.


Funds Flow and Changes in Cash and Debt

The following table shows major sources and uses of cash.

(unaudited, millions of U.S. dollars)               Three Months Ended
                                                      Mar. 31, 2006
Operating income                                           $34
Add back - depreciation and amortization                    72
                - restructuring charges                     15
                                                    ------------------
EBITDA (1)                                                 121
Interest expense                                           (42)
Restructuring charges                                      (15)
Current tax expense and other                              (23)
                                                    ------------------
Funds from operations                                       41
Operating working capital increase                         (59)
                                                    ------------------
Cash used in operations                                    (18)

Asset sale proceeds                                          2
Capital expenditures                                       (41)
Turnaround costs, long-term investments and other
 assets                                                    (12)
Dividends paid                                              (7)
Common shares issued                                         2
Foreign exchange and other                                  (1)
                                                    ------------------
Total change in cash and debt                             $(75)
                                                    ------------------
                                                    ------------------
Decrease in cash and cash equivalents                     $(72)
Increase in debt (including foreign exchange
 changes)                                                   (3)
                                                    ------------------
Total change in cash and cash equivalents and debt        $(75)
                                                    ------------------
                                                    ------------------

(1) See Consolidated Statement of Net Income (Loss) and Reinvested Earnings on page 15 and Supplemental Measures on page 12.


    Cash on hand at the end of the first quarter was $94 million, down from $166 million at the end of the fourth quarter.
    NOVA Chemicals' funds from operations were $41 million for the first quarter of 2006, up from $39 million in the fourth quarter. Operating working capital increased by $59 million primarily as a result of lower feedstock payables in the first quarter of 2006.
    NOVA Chemicals measures the effectiveness of its working capital management through Cash Flow Cycle Time (CFCT). See Supplemental Measures on page 12. CFCT measures working capital from operations (excluding the NOVA Innovene joint venture) in terms of the number of days sales (calculated as working capital from operations divided by average daily sales). This metric helps to determine which portion of changes in working capital results from factors other than price movements. CFCT was 31 days as of Mar. 31, 2006, and 26 days as of Dec. 31, 2005. The increase was mainly due to lower accounts payable as a result of lower natural gas prices.
    Capital expenditures were $41 million in the first quarter of 2006, compared to $129 million in the fourth quarter and $73 million in the first quarter of 2005. Capital expenditures have declined following the substantial completion of the Corunna flexi-cracker plant modernization project.
    Interest expense was $9 million higher in the first quarter of 2006 compared to the fourth quarter of 2005 due to less capitalized interest, resulting from the completion of the Corunna and Bayport projects, higher debt levels and higher interest rates.
    Selling, general and administrative expenses were $16 million lower in the first quarter of 2006 compared with the fourth quarter of 2005 due to higher than normal severance accruals, stock-based compensation and other costs in the fourth quarter of 2005; and the realization of synergies from the NOVA Innovene joint venture.
    Depreciation and amortization has not changed significantly in the first quarter of 2006 compared to the fourth quarter of 2005. The substantial capital improvements to our Bayport and Corunna facilities have extended the useful lives of those plants.

    Financing

    NOVA Chemicals has a $375 million revolving credit facility, expiring Jun. 30, 2010. As of Mar. 31, 2006, NOVA Chemicals has utilized $1 million of the revolving credit facility in the form of operating letters of credit. On Mar. 31, 2006, NOVA Chemicals amended its debt to capitalization ratio financial covenant from 55% to 60% for the period Mar. 31, 2006 to Sep. 30, 2006. Using the covenant methodology in the revolving credit facility, the debt to capitalization ratio was 55.5% at Mar. 31, 2006. NOVA Chemicals continues to comply with all financial covenants under the facility.
    On Jan. 20, 2006, a new unsecured revolving facility in the amount of $100 million was established. The facility expires in March 2011. As of Mar. 31, 2006, NOVA Chemicals utilized $54 million of the revolving credit facility in the form of operating letters of credit.
    NOVA Chemicals has accounts receivable securitization programs in the aggregate amount of $300 million that expire on Jun. 30, 2010. As of Mar. 31, 2006, $176 million was sold under the accounts receivable securitization programs compared to $153 million as of Dec. 31, 2005.

    Feedstock Derivative Positions

    NOVA Chemicals maintains a derivatives program to manage risk associated with feedstock purchases. The after-tax impact from natural gas, benzene and crude oil positions, which matured in the first quarter of 2006, was a $4 million gain compared to a $5 million loss in the fourth quarter.
    In addition, NOVA Chemicals is required to record on its balance sheet the market value of any outstanding derivative positions that do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of these derivatives is recorded through earnings each period. The mark-to-market earnings impact in the first quarter of NOVA Chemicals' outstanding feedstock derivative portfolio was a $16 million after-tax loss compared to a $6 million after-tax gain in the fourth quarter. These mark-to-market adjustments are recorded as part of Corporate and Other results until the positions are realized. Once realized, any income effects are recorded in business results.
    NOVA Chemicals added to this program in the first quarter as it locked in the cost of additional butane feedstock requirements through the third quarter of 2007 and additional propane feedstock requirements through the first quarter of 2008. As the hedges lock in the costs relative to a specific percentage of the cost of crude oil, they do not qualify for hedge accounting and must be marked to market each quarter. The contracts were entered into at very low percentages to crude compared to levels seen during the last several years. The percentage to crude reduced even further after the hedges were put in place, resulting in a large portion of the first quarter mark-to-market loss of $16 million referred to above. If the prices for propane and butane return to more normal levels, NOVA Chemicals will experience significant gains on those contracts. Since the start of 2004, NOVA Chemicals' feedstock costs have been reduced by approximately $17 million after-tax through the employment of this procurement strategy.

    FIFO Impact

    NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. Most of NOVA Chemicals' competitors use the last-in, first-out (LIFO) method. Because NOVA Chemicals uses FIFO, a portion of the fourth quarter feedstock purchases flowed through the Consolidated Statement of Net Income (Loss) and Reinvested Earnings in the first quarter. December benzene prices were $2.18 per gallon increasing to $2.73 per gallon in March and crude oil increased from $59.45 per barrel in December to $62.97 per barrel in March. March NYMEX natural gas pricing was lower than December by $4.19 per mmBTU. NOVA Chemicals estimates that earnings would have been about $4 million lower in the first quarter had NOVA Chemicals used the LIFO method of accounting as the effect of higher benzene and oil costs were greater than the effect of lower natural gas prices.

    Supplemental Measures

    In addition to providing measures in accordance with Canadian
Generally Accepted Accounting Principles (GAAP), NOVA Chemicals presents certain supplemental measures as follows:

    -- EBITDA - This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. EBITDA can be determined from the Consolidated Statement of Net Income (Loss) and Reinvested Earnings by adding to net income (loss) interest expense, income taxes, depreciation and amortization, other gains and losses, and restructuring charges. Segment EBITDA is determined as segment operating income or loss before depreciation and amortization.

    --  Average capital employed - defined on page 2

    --  CFCT - defined on page 10

    --  After-tax return (loss) on capital employed - defined on page
        2

    --  Net debt to total capitalization - defined on page 9

    -- Net income (loss) from the businesses - total net income or loss from the Olefins/Polyolefins and Styrenics businesses, which equals NOVA Chemicals' net income less corporate and other items (see page 1).

    -- Net tangible asset coverage on long-term debt - defined on page 9

    These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.



Corporate and Other

A listing of after-tax corporate and other items for the periods presented is as follows:
                                                 Three Months Ended
                                               -----------------------
(unaudited, millions of U.S. dollars)          Mar. 31 Dec. 31 Mar. 31
                                                2006   2005(5) 2005(5)
                                               ------- ------- -------
Stock-based compensation and profit
   sharing (1)                                    $(4)    $(2)     $1
IRS Settlement(2)                                   -       5       -
Restructuring (3)                                 (10)    (50)      -
Mark-to-market feedstock derivatives (4)          (16)      6       -
                                               ------- ------- -------
                                                 $(30)   $(41)     $1
                                               ------- ------- -------
                                               ------- ------- -------

(1) NOVA Chemicals has two cash-settled stock-based incentive compensation plans that are marked-to-market with changes in the value of the common stock price. In November 2005, NOVA Chemicals entered into a three-year hedging arrangement that effectively neutralizes the mark-to-market impact on the stock-based incentive compensation plans. In addition, NOVA Chemicals maintains a profit sharing program available to most employees based on the achievement of shareholder return on equity targets. Stock-based compensation also includes the amount expensed related to the fair value of stock options earned by employees during the period.
(2) The fourth quarter of 2005 included an after-tax gain of $5 million related to the final resolution of a tax dispute. The dispute was related to the deductibility of foreign taxes in certain returns filed with the United States Internal Revenue Service prior to 1982.
(3) On Jan. 19, 2006, NOVA Chemicals announced its decision to close the Chesapeake, VA site and took a charge for restructuring in the amount of $46 million after-tax as of Dec. 31, 2005. The remaining $4 million in the fourth quarter of 2005 relates to NOVA Chemicals' share of NOVA Innovene severance costs associated with plant closures. An additional $10 million was accrued in the first quarter of 2006 related to severance costs for the Chesapeake, VA plant site closure.
(4) See page 11 for description.
(5) Beginning in 2006, NOVA Chemicals has classified stock option expense and mark-to-market adjustments on feedstock derivative positions as corporate items as they are non-cash items and are not relevant in measuring business performance. Previously these amounts were allocated to the Olefins/Polyolefins and Styrenics Businesses. Prior periods have been restated to conform with the new presentation.


    NOVA Chemicals' share price on the New York Stock Exchange (NYSE) fell to $28.50 at Mar. 31, 2006 from $33.40 at Dec. 30, 2005. NOVA
Chemicals' share value decreased 15% for the quarter ending Mar. 31, 2006 on the NYSE and on the Toronto Stock Exchange (TSX), while peer chemical companies' share values decreased 6% on average and the S&P Chemicals Index increased 3%. The S&P/TSX Composite Index was up 7% and the S&P 500 was up 4% in the first quarter. As of Apr. 25, 2006, NOVA Chemicals' share price was $30.58, up 7% from Mar. 31,
2006. The S&P Chemicals Index was up 2% over the same period.
    In the first quarter, approximately 45% of trading in NOVA Chemicals' shares took place on the TSX and 55% of trading took place on the NYSE and other U.S. markets.


                                   Millions of                 % of
  First Quarter Trading Volumes      Shares     % of Float    Trading
---------------------------------  -----------  -----------  ---------
Toronto Stock Exchange                   34.5           42%        45%
Consolidated U.S. Trading Volumes        41.6           50%        55%
                                   -----------  -----------  ---------
Total                                    76.1           92%       100%
                                   -----------  -----------  ---------
                                   -----------  -----------  ---------

----------------------------------------------------------------------
                         INVESTOR INFORMATION
For inquiries on stock-related       Transfer Agent and Registrar
matters including dividend           CIBC Mellon Trust Company
payments, stock transfers and        600 The Dome Tower,
address changes, contact NOVA        333 Seventh Avenue S.W.
Chemicals toll-free at 1-800-661-    Calgary, Alberta, Canada T2P 2Z1
8686 or e-mail to                    Phone: (403)232-2400/
shareholders@novachem.com.           1-800-387-0825
                                     Fax: (403) 264-2100
Contact Information                  Internet: www.cibcmellon.ca
Phone:  (403) 750-3600 (Canada) or   E-Mail: inquiries@cibcmellon.ca
(412) 490-4000 (United States)
Internet:  www.novachemicals.com     Share Information
E-Mail: invest@novachem.com          NOVA Chemicals' trading symbol on
                                     the New York and Toronto Stock
NOVA Chemicals Corporation           Exchanges is NCX.  On the TSX,
1000 Seventh Avenue S.W.,            NOVA Chemicals is listed and
P.O. Box 2518                        traded in both Canadian and U.S.
Calgary, Alberta, Canada T2P 5C6     dollars.  The U.S. dollar
                                     trading symbol on the TSX is
If you would like to receive a       NCX.U.
shareholder information package,
please contact us at (403) 750-
3600 or (412) 490-4000 or via e-
mail at publications@novachem.com.

We file additional information
relating to NOVA Chemicals,
including our Annual Information
Form (AIF), with Canadian
securities administrators.  This
information can be accessed
through the System for Electronic
Document Analysis and Retrieval
(SEDAR), at www.sedar.com.  This
same information is filed with the
U.S. Securities and Exchange
Commission and can be accessed via
their Electronic Data Gathering
Analysis and Retrieval System
(EDGAR) at www.sec.gov/edgar.shtml
----------------------------------------------------------------------

CHANGES IN NET INCOME (LOSS)

(unaudited, millions of U.S. dollars)
                                                         Q1 2006
                                                      Compared with
                                                    ------------------
                                                     Q4 2005  Q1 2005
                                                    --------- --------
Higher (lower) net unit margins                           $6     $(93)
Higher (lower) sales volumes                              21      (22)
                                                    --------- --------
Higher (lower) operating margin(1)                        27     (115)
Lower (higher) selling, general and administrative        16       (6)
Lower (higher) restructuring charges                      68      (15)
Lower depreciation and amortization                        2        -
Higher interest expense                                   (9)     (17)
(Lower) higher other gains and losses                     (6)       2
(Higher) lower income tax expense                        (35)      52
                                                    --------- --------
Increase (decrease) in net income (loss)                 $63     $(99)
                                                    --------- --------
                                                    --------- --------

(1) Operating margin equals revenue less feedstock and operating costs.

CAUSAL ANALYSIS - Fourth Quarter 2005 to First Quarter 2006 Net Loss (unaudited, millions of U.S. dollars, all amounts are after-tax)

Q4 2005 Net Loss                                                 $(68)
  Gross margin(1) erosion - LIFO basis                  $(33)
  Difference between LIFO basis and FIFO basis            21
                                                    ---------
            Gross margin(1) erosion - FIFO basis,
             before unusual items                                 (12)
     Unusual items
     -------------
       Corunna start-up delay                             45
            Restructuring and closure costs               40       85
                                                    ---------
    Non-cash charge
    ---------------
       Feedstock derivatives mark-to-market                       (22)
  Licensing revenue                                                 4
    Other                                                           8
                                                              --------
Q1 2006 Net Loss                                                  $(5)
                                                              --------
                                                              --------

(1) Gross margin equals revenue less variable costs.


    The above table is provided to describe significant items affecting the variance in net loss from quarter-to-quarter.
    Margins eroded in the first quarter as selling prices fell at a faster rate than feedstock costs; this erosion was lower as a result of using FIFO-based accounting rather than LIFO-based accounting. The overall quarter-to-quarter loss in margin was $12 million before unusual items.
    Restart delays at the Corunna flexi-cracker resulted in lost margin of $25 million in the first quarter, compared to $70 million in the fourth quarter. In the fourth quarter of 2005, NOVA Chemicals took a non-cash writedown of $46 million as a result of the decision to close its Chesapeake site in 2006 and accrued $4 million for its share of NOVA Innovene severance costs. In the first quarter of 2006, NOVA Chemicals recorded $10 million of severance costs related to the Chesapeake site closure.
    NOVA Chemicals recognized a $6 million after-tax mark-to-market gain on feedstock derivatives in the fourth quarter of 2005 compared to a $16 million mark-to-market after tax loss in the first quarter of 2006. This resulted in a quarter over quarter decrease in earnings of $22 million.



FINANCIAL STATEMENTS

Consolidated Statement of Net Income (Loss) and Reinvested Earnings (unaudited, millions of U.S. dollars except per share amounts)

                                                 Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                 2006    2005    2005
                                               ------- ------- -------
Revenue                                        $1,553  $1,433  $1,488
                                               ------- ------- -------

Feedstock and operating costs                   1,370   1,277   1,190
Research and development                           12      12      12
Selling, general and administrative                50      66      44
Restructuring charges (Note 3)                     15      83       -
Depreciation and amortization                      72      74      72
                                               ------- ------- -------
                                                1,519   1,512   1,318
                                               ------- ------- -------
Operating income (loss)                            34     (79)    170
                                               ------- ------- -------

Interest expense (net) (Note 4)                   (42)    (33)    (25)
Other gains and losses (net) (Note 5)               2       8       -
                                               ------- ------- -------
                                                  (40)    (25)    (25)
                                               ------- ------- -------
Income (loss) before income taxes                  (6)   (104)    145
Income tax recovery (expense) (Note 6)              1      36     (51)
                                               ------- ------- -------
Net income (loss)                                 $(5)   $(68)    $94
Reinvested earnings, beginning of period
                                                  390     465     633
  Common share dividends                           (7)     (7)     (7)
  Common share repurchase                           -       -    (107)
  Options retired for cash (net)                   (1)      -      (5)
                                               ------- ------- -------
Reinvested earnings, end of period               $377    $390    $608
                                               ------- ------- -------
                                               ------- ------- -------
Earnings (loss) per share (Note 7)
  - basic                                      $(0.06) $(0.82)  $1.12
  - diluted                                    $(0.06) $(0.82)  $1.06


Summary Quarterly Financial Information
unaudited; millions of U.S. dollars, except per share amounts)

                                     Three Months Ended
                      ------------------------------------------------
                        2006                     2005
                      --------  --------------------------------------
                      Mar. 31   Dec. 31   Sept. 30  June 30   Mar. 31
Revenue                $1,553     1,433     1,366     1,329     1,488
Operating income
 (loss)                   $34       (79)      (96)        1       170
Net income (loss)         $(5)      (68)     (105)      (25)       94
Net income (loss) per
 share
  -basic               $(0.06)    (0.82)    (1.28)    (0.29)     1.12
  -diluted             $(0.06)    (0.82)    (1.28)    (0.29)     1.06
Weighted-average
 common shares
 outstanding
 (millions)
  -basic                 82.5      82.4      82.3      82.3      83.2
  -diluted               82.5      82.4      82.3      82.3      90.0


                           Three Months Ended
                      -----------------------------
                                  2004
                      -----------------------------
                      Dec. 31   Sept. 30   June 30
Revenue                 1,527     1,379      1,238
Operating income
 (loss)                    51        96         76
Net income (loss)         162        56         27
Net income (loss) per
 share
  -basic                 1.91      0.64       0.31
  -diluted               1.78      0.60       0.30
Weighted-average
 common shares
 outstanding
 (millions)
  -basic                 84.8      87.2       87.6
  -diluted               92.4      95.9       96.9

Notes to the Consolidated Financial Statements appear on pages 18 to 21.


Consolidated Balance Sheet

(unaudited, millions of U.S. dollars)             Mar. 31,   Dec. 31,
                                                     2006       2005
                                                  ---------  ---------
Assets
Current assets
  Cash and cash equivalents                            $94       $166
  Accounts receivable                                  605        564
  Inventories                                          666        680
                                                  ---------  ---------
                                                     1,365      1,410

Investments and other assets                           187        181
Plant, property and equipment, net                   3,609      3,626
                                                  ---------  ---------
                                                    $5,161     $5,217
                                                  ---------  ---------
                                                  ---------  ---------

Liabilities and Shareholders' Equity
Current liabilities
  Bank loans                                            $-         $1
  Accounts payable and accrued liabilities             937        996
  Long-term debt due within one year                   302        301
                                                  ---------  ---------
                                                     1,239      1,298
Long-term debt                                       1,740      1,737
Future income taxes                                    635        645
Deferred credits and long-term liabilities             329        318
                                                  ---------  ---------
                                                     3,943      3,998
                                                  ---------  ---------

Shareholders' equity
    Common shares                                      496        494
    Contributed surplus                                 14         11
    Cumulative translation adjustment                  331        324
    Reinvested earnings                                377        390
                                                  ---------  ---------
                                                     1,218      1,219
                                                  ---------  ---------
                                                    $5,161     $5,217
                                                  ---------  ---------
                                                  ---------  ---------

Notes to the Consolidated Financial Statements appear on pages 18 to 21.


Consolidated Statement of Cash Flows

(unaudited, millions of U.S. dollars)

                                                 Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                2006    2005     2005
                                               ------- ------- -------
Operating activities
  Net income (loss)                               $(5)   $(68)    $94
  Depreciation and amortization                    72      74      72
  Future income tax recovery                      (27)    (35)    (14)
  Non-cash restructuring charges                    -      76       -
  Other gains and losses                           (2)     (8)      -
  Stock option expense                              3       -       3
                                               ------- ------- -------
  Funds from operations                            41      39     155
  Changes in non-cash working capital             (59)   (172)    (59)
                                               ------- ------- -------
  Cash (used in) from operations                  (18)   (133)     96
                                               ------- ------- -------

Investing activities
  Proceeds on asset sales and other
      capital transactions                          2      11       -
  Plant, property and equipment
  additions                                       (41)   (129)    (73)
  Turnaround costs, long-term
  investments and other assets                    (12)    (77)    (17)
  Changes in non-cash working capital               -       2     108
                                               ------- ------- -------
                                                  (51)   (193)     18
                                               ------- ------- -------
Financing activities
  Decrease in current bank loans                   (1)      -       -
  Long term debt additions                          4     400       -
  Long term debt repayments                         -      (2)      -
  Long term debt - changes in revolving
       debt                                        (1)      -       -
  Options retired for cash                          -      (1)    (10)
  Common shares issued                              2       2      11
  Common share repurchases                          -       -    (125)
  Common share dividends                           (7)     (7)     (7)
  Changes in non-cash working capital               -       3      (1)
                                               ------- ------- -------
                                                   (3)    395    (132)
                                               ------- ------- -------

Increase (decrease) in cash and cash
 equivalents                                      (72)     69     (18)
Cash and cash equivalents, beginning
of period                                         166      97     245
                                               ------- ------- -------

Cash and cash equivalents, end
of period                                         $94    $166    $227
                                               ------- ------- -------
                                               ------- ------- -------

Cash tax payments                                  $-      $1      $9
                                               ------- ------- -------
                                               ------- ------- -------

Cash interest payments                            $36     $29     $38
                                               ------- ------- -------
                                               ------- ------- -------

Notes to the Consolidated Financial Statements appear on pages 18 to 21.


Notes to Consolidated Financial Statements

(unaudited, millions of U.S. dollars, except per share amounts and unless otherwise noted)

These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals' annual Consolidated
Financial Statements. Accordingly, these interim Consolidated
Financial Statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2005.

1. Significant Accounting Policies

These interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2005 on pages 71 to 75 of the 2005 Annual Report.

Certain comparative figures have been restated to conform with the current periods' presentation.

2. Pensions and Other Post-Retirement Benefits

Components of
 Net Periodic
 Benefit Cost
 for Defined
 Benefit Plans                      Three Months Ended
                -----------------------------------------------------
                  Mar. 31, 2006     Dec. 31, 2005     Mar. 31, 2005
                ----------------- ----------------- -----------------
                Pension   Other   Pension   Other   Pension   Other
                Benefits Benefits Benefits Benefits Benefits Benefits
                -------- -------- -------- -------- -------- --------
 Current
  service cost       $7       $1       $6       $-       $6       $1
 Interest cost
  on projected
  benefit
  obligations         9        1       10        1        9        1
 Actual return
  on plan
  assets             (9)       -       (9)       -       (9)       -
                -------- -------- -------- -------- -------- --------
 Costs arising
  in the period       7        2        7        1        6        2
 Differences
  between costs
  arising in
  the period
  and costs
  recognized in
  the period in
  respect of
  the long-term
  nature of
  employee
  future
  benefit
  costs:
    Return on
     plan
     assets           -        -        -        -        -        -
    Transition
     (asset)
     obligation      (1)       -       (1)       -       (1)       1
    Actuarial
     loss             2        -        3        -        2        1
    Past
     service
     and actual
     plan
     amendments       -        -       (1)       -        -        -
                -------- -------- -------- -------- -------- --------
Net defined
 benefit cost
 recognized          $8       $2       $8       $1       $7       $4
                -------- -------- -------- -------- -------- --------
                -------- -------- -------- -------- -------- --------

The expected long-term rate of return on plan assets is 7.3%.

Employer Contributions

NOVA Chemicals contributed $10 million to its defined benefit pension plans and $2 million to its defined contribution plans in the first quarter of 2006.

3. Restructuring Charges

On Jan. 19, 2006, NOVA Chemicals announced its intention to permanently close its Chesapeake, VA plant. A $76 million ($46 million after-tax) write-down of the plant value was recorded in the fourth quarter of 2005. An additional $7 million ($4 million after tax) was recorded in the fourth quarter to accrue for severance costs related to plant closures in Europe. In addition, severance costs of $15 million ($10 million after-tax) related to the Chesapeake closure were accrued in the first quarter of 2006.

4. Interest Expense
Components of Interest Expense                  Three Months Ended
                                            --------------------------
                                            Mar. 31  Dec. 31  Mar. 31
                                              2006     2005     2005
                                            -------- -----------------
Interest on long-term debt                      $38      $33      $27
Interest on securitizations and other             5        6        1
                                            -------- -------- --------
Gross interest expense                           43       39       28
Interest capitalized during plant
 construction                                    (1)      (5)      (2)
Interest income                                   -       (1)      (1)
                                            -------- -------- --------
Interest expense (net)                          $42      $33      $25
                                            -------- -------- --------
                                            -------- -------- --------

5. Other Gains and Losses

NOVA Chemicals recorded a $2 million before-tax gain on the sale of land at its former Joliet plant site in the first quarter of 2006. In the fourth quarter of 2005, NOVA Chemicals also recorded a tax-related settlement which accounts for the majority of the $8 million gain.

6. Income Taxes
                                                Three Months Ended
                                            --------------------------
                                            Mar. 31  Dec. 31  Mar. 31
                                              2006     2005     2005
                                            -------- -------- --------
Income (loss) before income taxes               $(6)   $(104)    $145
Statutory income tax rate                     33.62%   33.62%   33.62%
                                            -------- -------- --------
Computed income tax (recovery) expense          $(2)    $(35)     $49
(Decrease) increase in taxes resulting
 from:
    Lower tax rates on other gains                -       (2)       -
    Foreign tax rates                            (1)      (1)       2
    Other                                         2        2        -
                                            -------- -------- --------
Income tax (recovery) expense                   $(1)    $(36)     $51
                                            -------- -------- --------
                                            -------- -------- --------

7.  Earnings (Loss) Per Share
       (shares in
        millions)                     Three Months Ended
                        ----------------------------------------------
                            Mar. 31         Dec. 31        Mar. 31
                             2006            2005            2005
                        --------------- --------------- --------------
                         Basic  Diluted  Basic  Diluted Basic  Diluted
Net income (loss)          $(5)    $(5)   $(68)   $(68)   $94     $94
Interest on preferred
 shares                      -       -       -       -      -       2
                        ------- ------- ------- ------- ------ -------
Net income (loss) for
  EPS calculation          $(5)    $(5)   $(68)   $(68)   $94     $96
                        ------- ------- ------- ------- ------ -------
                        ------- ------- ------- ------- ------ -------
Weighted-average
  common shares
  outstanding             82.5    82.5    82.4    82.4   83.2    83.2
Add back effect of
  dilutive securities:
   Stock options             -       -       -       -      -     2.5
   Preferred shares          -       -       -       -      -     4.3
                        ------- ------- ------- ------- ------ -------
Weighted-average
  common shares for
  EPS calculations        82.5    82.5    82.4    82.4   83.2    90.0
                        ------- ------- ------- ------- ------ -------
Earnings (loss) per
  common share          $(0.06) $(0.06) $(0.82) $(0.82) $1.12   $1.06
                        ------- ------- ------- ------- ------ -------
                        ------- ------- ------- ------- ------ -------

A total of 4.4 and 4.6 million stock options have been excluded from the computation of diluted earnings per share for the quarters ended Mar. 31, 2006 and Dec. 31, 2005, respectively. As of Mar. 31, 2006, the fully diluted share count was 82.5 million. Options become dilutive when the market price is higher than the strike price and NOVA Chemicals is profitable. The amount of dilution will vary with the stock price. The preferred shares were dilutive prior to September 2005 when our earnings per share was greater than the preferred share dividend divided by the number of shares issued on conversion. As of Sept. 30, 2005, the preferred shares are no longer convertible to NOVA Chemicals' common stock and therefore are no longer a dilutive factor in the earnings per share calculation. No restatements were made to prior periods.

8.  Segmented Information
                                                 Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                2006    2005     2005
                                               ------- ------- -------
Revenue
  Olefins/Polyolefins                          $1,008    $899    $958
  Styrenics                                       604     587     607
  Intersegment eliminations                       (59)    (53)    (77)
                                               ------- ------- -------
                                               $1,553  $1,433  $1,488
                                               ------- ------- -------
                                               ------- ------- -------
Operating income (loss)
  Olefins/Polyolefins                            $129     $82    $187
  Styrenics                                       (51)    (81)    (19)
  Corporate and other                             (44)    (80)      2
                                               ------- ------- -------
                                                  $34    $(79)   $170
                                               ------- ------- -------
                                               ------- ------- -------
Net income (loss)
  Olefins/Polyolefins                             $70     $40    $113
  Styrenics                                       (45)    (67)    (20)
  Corporate and other                             (30)    (41)      1
                                               ------- ------- -------
                                                  $(5)   $(68)    $94
                                               ------- ------- -------
                                               ------- ------- -------

                                               Mar. 31 Dec. 31
                                                2006    2005
                                               ------- -------
Assets
  Olefins/Polyolefins                          $2,896  $2,888
  Styrenics                                     1,945   1,917
  Corporate and other(1)                          320     412
                                               ------- -------
                                               $5,161  $5,217
                                               ------- -------
                                               ------- -------

(1) Amounts include all cash and cash equivalents.


9.  Reconciliation to United States Generally Accepted Accounting
 Principles
                                                 Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                 2006   2005     2005
                                               ------- ------- -------
Net income (loss) in accordance with Canadian
 GAAP                                             $(5)   $(68)    $94
Add (deduct) adjustments for:
  Hedging and derivative activity(1)                -       -      (2)
  Inventory costing(2)                             (3)     11      (1)
  Start-up costs(3)                                (7)    (16)      1
                                               ------- ------- -------
Net income (loss) in accordance with
U.S. GAAP                                        $(15)   $(73)    $92
                                               ------- ------- -------
                                               ------- ------- -------
Earnings (loss) per share - basic              $(0.18) $(0.89)  $1.10
                                               ------- ------- -------
                                               ------- ------- -------
Earnings (loss) per share - diluted            $(0.18) $(0.89)  $1.04
                                               ------- ------- -------
                                               ------- ------- -------


                                                 Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                 2006    2005   2005
                                               ------- ------- -------
Comprehensive income (loss) (4)
Net income (loss) in accordance with U.S. GAAP   $(15)   $(73)    $92
   Cumulative translation adjustment(5)             7      (7)    (32)
   Minimum pension liability adjustment(6)          -      (9)      -
                                               ------- ------- -------
Comprehensive income (loss) in accordance with
 U.S. GAAP                                        $(8)   $(89)    $60
                                               ------- ------- -------
                                               ------- ------- -------

                                               Mar. 31 Dec. 31
                                                 2006    2005
                                               ---------------
Accumulated other comprehensive income(4)
    Cumulative translation adjustment(5)         $310    $303
    Minimum pension liability(6)                  (12)    (12)
                                               ------- -------
                                                 $298    $291
                                               ------- -------
                                               ------- -------

Balance sheet in accordance with U.S. GAAP
   Current assets(2)                           $1,406  $1,455
   Investments and other assets(3),(6)            155     159
   Plant, property and equipment, net           3,588   3,604
   Current liabilities(1)                      (1,234) (1,293)
   Long-term debt(1)                           (1,744) (1,742)
   Deferred credits and long-term
    liabilities(1),(6)                           (971)   (972)
                                               ------- -------
   Common equity                               $1,200  $1,211
                                               ------- -------
                                               ------- -------

(1) Derivative Instruments and Hedging Activities. Canadian GAAP does not require the recognition of derivative instruments on the consolidated balance sheet at fair values, unless the derivative instrument does not qualify for hedge accounting under Canadian Accounting Guideline 13, Hedging Relationships (AcG-13). Non-qualifying derivatives are adjusted to fair value through income (loss). Under U.S. GAAP, entities must follow the recommendations of Statement of Financial Accounting Standards
    (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which require the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. For derivatives that are designated and qualify as hedging instruments, the Corporation documents the hedging strategy, including hedging instrument and hedged item, based on the risk exposure being hedged. Based upon the designated hedging strategy, effectiveness of the hedge in offsetting the hedged risk is assessed at inception and on an ongoing basis during the term of the hedge. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The application of SFAS No. 133 for U.S. GAAP reporting results in differences related to foreign exchange, commodity-based and other derivative instruments used by NOVA Chemicals.
(2) Inventory Costing. Canadian GAAP allows fixed overhead costs associated with production activities to be expensed during the period whereas U.S. GAAP requires an allocation of fixed production overhead to inventory.
(3) Start-up Costs. Canadian GAAP provides that when an entity starts up a new facility, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred.
(4) Comprehensive Income. U.S. GAAP SFAS No. 130, Reporting Comprehensive Income, requires the presentation of a statement containing the components of comprehensive income (loss) and the accumulated balance of other comprehensive income. Comprehensive income includes all changes in equity during the period including items that are not in net income (loss). This statement is not currently required under Canadian GAAP.
(5) Cumulative Translation Adjustment. Under U.S. GAAP unrealized gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment.
(6) Minimum Pension Liability. SFAS No. 87, Employer's Accounting for Pensions, requires an employer to record an additional minimum liability (AML) if the unfunded accumulated benefit obligation exceeds the accrued pension liability or if there is a prepaid pension asset with respect to the plan. If an AML is recognized, an intangible asset, in an amount not exceeding the unrecognized prior service cost, is also recognized. The excess of the AML, over the intangible asset, if any, is charged to other comprehensive income, net of income tax effects.
(7) Joint Ventures. NOVA Chemicals accounts for its interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific United States Securities and Exchange Commission exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals' net income (loss) or shareholders' equity, however, all assets, liabilities, revenue, expenses, and most cash flow items would decrease when compared with the amounts that are presented using proportionate consolidation.

    CONTACT: NOVA Chemicals Corporation
             Investor Relations
             Chris Bezaire, 412-490-5070
             or
             NOVA Chemicals Corporation
             Media Relations
             Greg Wilkinson, 412-490-4166

                                                                     Exhibit (b)

                                  CERTIFICATION

I, Jeffrey M. Lipton, certify that:

1.   I have reviewed this report on Form 6-K of NOVA Chemicals Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.




                                            /s/ Jeffrey M. Lipton
                                            ------------------------------------
                                            Jeffrey M. Lipton
April 26, 2006                              Chief Executive Officer
                                           (Principal Executive Officer)

                                                                     Exhibit (c)

                                  CERTIFICATION

I, Larry A. MacDonald, certify that:

1.   I have reviewed this report on Form 6-K of NOVA Chemicals Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.




                                           /s/ Larry A. MacDonald
                                           -------------------------------------
                                           Larry A. MacDonald
April 26, 2006                             Chief Financial Officer
                                          (Principal Financial Officer)

                                                                     EXHIBIT (d)

                  CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

     In connection with the accompanying quarterly report on Form 6-K of NOVA Chemicals Corporation for the quarter ended March 31, 2006 (the "Report"), I, Jeffrey M. Lipton, Chief Executive Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of NOVA Chemicals Corporation.





                                         /s/ Jeffrey M. Lipton
                                         ---------------------------------------
                                         Jeffrey M. Lipton
April 26, 2006                           Chief Executive Officer

                                                                     EXHIBIT (e)

                  CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

     In connection with the accompanying quarterly report on Form 6-K of NOVA Chemicals Corporation for the quarter ended March 31, 2006 (the "Report"), I, Larry A. MacDonald, Chief Financial Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of NOVA Chemicals Corporation.





                                              /s/ Larry A. MacDonald
                                              ----------------------------------
                                              Larry A. MacDonald
April 26, 2006                                Chief Financial Officer